Contact

www.linkedin.com/in/kenneth-faria-69222576 (LinkedIn)

Top Skills

Military Experience
Intelligence Analysis
Force Protection

Honors-Awards

2012 ISR Airman of the Year
2011 Airman of the Year
Top Graduate - Air Force Force Protection Intelligence Course
Bridge Builder Award
Distinguished Graduate at Air Force Officer Training School

Kenneth Faria

Drug Substance Operations and Supply
New Brunswick

Summary

I am a dedicated professional with over four years of experience in the pharmaceutical industry specializing in drug product commercial manufacturing, drug substance R&D external manufacturing, quality operations, and veterans people and business resource groups. I also have 13+ years of experience in the U.S. Military. Through my civilian and military work experience, I am able to remain focused and productive in challenging situations. I bring to the table top-quality expertise in problem-solving, program management, and building relationship capacities.

Experience

Bristol Myers Squibb
4 years 11 months

Supply Project Execution Lead / Process Engineer, Drug Substance Operations
January 2022 - Present (4 months)
New Brunswick, New Jersey, United States

Process Engineer - Commercial and R&D, Drug Substance & Drug Product Technology
February 2019 - Present (3 years 3 months)
New Brunswick, NJ

Manufacturing Science & Technology/Quality/Veteran's Community Network, Intern
June 2017 - February 2019 (1 year 9 months)
New Brunswick, NJ

Air National Guard
Air Force Officer - Company Grade
February 2014 - Present (8 years 3 months)

STEM Veterans USA
Co-founder and Board of Directors Member

May 2017 - January 2020 (2 years 9 months)
New Brunswick, NJ

STEM Veterans USA is a non-profit whose mission is to recruit veterans into STEM career fields and education, assist veterans with their studies (everything from scholarships to tutoring), and help them obtain internships/ employment within their educational function.

STEM Veterans USA at RU (Student Organization)
President and Founder
September 2016 - May 2019 (2 years 9 months)
New Brunswick, NJ

Implemented a Rutgers University initiative to increase the success and employment rate of student veterans into STEM fields. Actively participating and coordinating in various operations to include recruiting, assisting, and employing veterans into STEM careers.
• Led 20+ professional development sessions, hosting major companies like Google; 40+ veterans received training
• Chaired 5K on campus for Vets4Warriors non-profit; 200+ attendees and donations raised for mental health hotline

Rutgers University
4 years 9 months

Supervisor
July 2016 - May 2019 (2 years 11 months)
Office of Veteran and Military Programs and Services

• Manage 50+ military personnel and students for Rutgers Veterans House; submitted 2000+ hours to VA work study
• Advocate for student veterans; led "22 for 22" Days of Awareness Campaign for veteran's mental health on campus

Student Veteran - Chemical Engineering, B.S.
September 2014 - May 2019 (4 years 9 months)
New Brunswick, NJ

United States Air Force
Analyst
May 2008 - May 2013 (5 years 1 month)
Travis AFB, CA

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Education

Rutgers, The State University of New Jersey-New Brunswick

Chemical Engineering · (2014 - 2019)

Rutgers Business School

Mini-MBA, Business Management for Military and Veterans · (2015 - 2015)

Community College of the Air Force

Communications Technology/Technician